Exhibit 99.1

Big Order to Volvo Buses in Canada

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 20, 2006--Volvo Buses' (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) subsidiary in Canada, Nova Bus, has been selected as supplier of 322 articulated buses by the Province of Quebec`s transit authorities with deliveries in 2009-2012.

Nova Bus is a leading city bus manufacturer in North America. The model manufactured is designated Nova LFS and is available in different versions for city, suburban and shuttle traffic. Normally diesel engines are used, but there is also a hybrid bus model.

Now the company has developed an articulated version of the Nova LFS. The low floor articulated bus is 18 meters in length and offers rapid boarding and exiting.

STM, the transit authority in Montreal, acting on behalf of ATUQ, a purchasing group consisting of nine of the province's transit authorities, has retained Nova Bus to manufacture 322 LFS 60-foot articulated buses for delivery between 2009 and 2012, with a 2-year option allowing the purchase of an additional 100 buses for the years 2013 and 2014.

The articulated buses will allow for further improved response to customer needs and promote increased traffic on selected routes.

ATUQ is one of Volvo Buses largest customers. This summer Nova Bus received an order for 731 regular 12-meter buses to various parts of Quebec Province, with delivery during the period 2008-2012. This order has subsequently been increased to a total of 801 buses.

"We view this articulated bus order as an evidence of the customer's confidence, and the efforts Nova Bus has made to improve the reliability of its products and lower the life-cycle cost", says Gilles Dion, President and CEO of Nova Bus.

"It is also a testimony to the manner in which the company takes care of its key customers, a factor that has resulted in a long-term partnership between ATUQ and Nova Bus."

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson, press officer
Tel: +46 31 322 52 00
per-martin.johansson@volvo.com